Exhibit 1.01

Conflict Minerals Report of Acorn Energy, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Acorn Energy, Inc. (“Acorn”) for calendar year 2014 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

Acorn is a holding company that does not make, source or sell any product. In accordance with the Rule, Acorn undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in the businesses of its operating subsidiaries: DSIT Solutions Ltd. (“DSIT”), GridSense® Inc. in the US and CHK GridSense Pty, Ltd. in Australia (collectively, “GridSense”), OmniMetrixTM, LLC (“Omni”) and US Seismic Systems®, Inc. (“USSI®”).

DSIT provides security solutions from underwater threats to naval and marine based energy assets. GridSense sells products and provides monitoring for all critical points along the electricity delivery system. Omni’s business is the provision of monitoring services for back-up generators, other power sources and cathodic protection systems. USSI supplies fiber optic sensing solutions to increase oil/gas production and for perimeter security.

Based on guidance released by the Securities and Exchange Commission, Acorn determined that Omni – whose only business is that of a service provider – is not subject to the required conflicts minerals inquiry as equipment it sources or makes is used only to provide a service to its customers under circumstances where such equipment is owned by or returned to Omni or abandoned by the customer following conclusion of the provision of services. In addition, Acorn determined that USSI is also not subject to the required conflicts minerals inquiry as during the 2014 calendar year, it only acted as a service provider and all equipment was retained by USSI following the terms of the service.

Acorn determined that its other subsidiaries were subject to the Rule. In conducting the required due diligence, Acorn relied on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework, to the extent applicable. In addition, Acorn conflicts minerals program personnel engaged in a continual review of professional and industry literature, published legal and accounting whitepapers and alerts and attended industry webinars and other seminars.

The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. All of the Acorn companies that are subject to the Rule are several levels removed from the actual mining of conflict minerals and none makes purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. Thus, Acorn’s due diligence measures consisted primarily of conducting a supply-chain survey with direct suppliers of materials containing conflict minerals based on either the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”), or a questionnaire derived from such Template to identify the smelters and refiners. Inquiries were made of 108 suppliers and as of April 30, 2015, we received responses from 57 of the suppliers queried.

Acorn’s operating subsidiaries’ products that include conflicts minerals necessary to their functionality or production are listed below. In general, they include circuit boards, communications devices and other components that may contain conflicts minerals.

DSIT:	AquaShield™ Diver Detection Sonar (DDS) - a system that provides critical coastal and offshore protection of sites through long-range detection, tracking, classification and warning of unauthorized divers and Swimmer Delivery Vehicles for rapid deployment and effective response

AquaShield-ERTM – a DDS system similar to the AquaShieldTM DDS except that it is specially designed to enable detection, tracking and classification of targets at much longer ranges, thus enabling better response time when required for operational considerations

PointShield™ Portable Diver Detection Sonar – a medium-range portable diver detection sonar aimed at protecting vessels at anchorage and covering restricted areas such as water canals and intakes

Mobile/Portable Acoustic Range – a system that accurately measures a submarine’s or surface vessel’s radiated noise, thus enabling navies and shipyards to monitor and control the radiated noise and to silence their submarines and ships

Generic Sonar Simulator –a simulator for the rapid and comprehensive training of Anti-Submarine Warfare, submarine, and mine detection sonar operators

Underwater Acoustic Signal Analysis system –a system that processes and analyzes all types of acoustic signals radiated by various sources and received by naval sonar systems (submarine, surface and air platforms, fixed bottom moored sonar systems, etc.)

Sonar Building Blocks – based on its sonar capabilities and development of the DDS, DSIT has developed a number of generic building blocks of sonar systems such as Signal Processing Systems and Sonar Power Amplifiers

Hull Mounted Sonar (HMS) – based on its sonar building blocks, DSIT also provides high performance, affordable HMS for surface ships

Additional areas of development and production in real-time and embedded hardware and software include:

●	Weapon/Command & Control (“C&C”) Operating Consoles - DSIT specializes in Weapon/C&C Operating Consoles for unique naval and air applications, designed through synergistic interaction with the end-user. Such consoles utilize Human-Machine Interface (“HMI”) prototyping supported on a variety of platforms as an integral part of the HMI definition and refinement process. Weapon/C&C Console-specific applications driven by HMI include signal processing and data fusion and tracking.

●	Computerized Vision for the Semiconductor Industry - DSIT works with global leaders of semiconductor wafer inspection systems in developing technologies to enable the semiconductor industry to detect defects in the manufacture of silicon wafers. DSIT also develops and manufactures hardware and embedded software for computerized vision systems, and provides the integration of digital and analog technologies, image processing and intricate logic development.

●	Modems, data links and telemetry systems – DSIT works with major defense companies developing modems, advanced wide-band data links and telemetry and navigation systems for airborne and missile systems and also provides development and production services of hardware and embedded signal processing software with high quality control standards.

GridSense:	Transformer IQ® - a comprehensive, cost-effective monitoring system that monitors from the substation to the residential transformer all transformer failure parameters

Line IQ® Systems - provides real-time monitoring of events, load, voltage and temperatures with intelligent algorithms for accurate fault detection and overhead line condition monitoring

HighVTM Camera - provides high-voltage inspection for energized assets to 345kV phase to phase, with one-touch still image or video capture, is Android tablet optimized for maximum functionality, and offers rapid deployment via hotstick

PowerMonicTM - The PowerMonicTM range of outdoor power analyzers and analytical software provides portable, comprehensive monitoring of low-voltage circuits, including power quality profiles, transient recordings, RMS event captures, flicker, sags and swells, and remote capabilities

Grid InSiteTM - an intuitive, integrated software platform for configuring GridSense network monitoring devices, accessing their data, and turning that data into actionable, smart grid intelligence

DistributionIQ® - a robust platform for battery- and maintenance-free remote monitoring of non-transformer assets and applications, including fixed capacitor banks, underground cables, and underground line faults

DemandIQTM - uses TransformerIQ® to detect overload conditions at the poletop transformer and, in conjunction with proprietary algorithms developed at San Diego Gas and Electric, perform direct load shedding within the household (under development)

Conflicts Minerals Disclosure

Acorn has determined in good faith that for calendar year 2014, the results from due diligence did not allow Acorn to reach a reportable conclusion as to the source of any potential conflict minerals.

Acorn makes this determination due to a lack of sufficient information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. This Report has not been subject to an independent private sector audit as allowed under the Rule, which provides a temporary accommodation for the first two years following November 13, 2012. This report is available on Acorn’s website at: http://www.acornenergy.com/rsc/docs/conflictsmineralreport.pdf

In the next compliance period, Acorn intends to implement steps to continue to engage with its suppliers with a goal of improving the rate and quality of responses from suppliers to further mitigate the risk that its necessary conflict minerals benefit armed groups.